Rule 424(b)(3)

Reg. No. 333-111436

GENERAL CABLE CORPORATION

2,070,000 Shares of 5.75% Series A

Redeemable Convertible Preferred Stock
10,345,860 Shares of Common Stock
issuable upon conversion of the Preferred Stock

        We originally issued the preferred stock in a private placement on November 24, 2003. This prospectus relates to resales of the preferred stock and to common stock that may be issued upon conversion of the preferred stock by securityholders named under the caption “Selling Securityholders” in this prospectus.

      Each share of preferred stock has an initial liquidation preference of $50.00 and was convertible initially into 4.998 shares of our common stock, based on an initial conversion price of $10.004 per share, subject in each case to specified adjustments. Our common stock trades on The New York Stock Exchange under the symbol “BGC.” On October 6, 2004, the closing sale price of our common stock was $11.17 per share.

      Dividends on the preferred stock are payable on February 24, May 24, August 24 and November 24 of each year. Dividends accrue from the beginning of the relevant dividend period at the annual rate of 5.75% of the liquidation preference per share.

      We will pay dividends on a dividend payment date either, at our option and subject to agreed upon conditions, in cash or by delivering shares of our common stock to the transfer agent to be sold on the holders’ behalf, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividend otherwise payable. If we do not pay dividends in full on more than six dividend payment dates, whether or not consecutive, the per annum dividends rate will be deemed to have increased by 2% on the date following such sixth dividend payment date.

      We are obligated to redeem all outstanding shares of preferred stock on November 24, 2013 at a redemption price equal to 100% of the then liquidation preference, plus accrued and unpaid dividends. We may, at our option, elect to pay the redemption price in cash or in shares of our common stock valued at a discount of 5% from its market price, or any combination thereof. We have the option to redeem some or all of the outstanding shares of preferred stock in cash on or after November 24, 2008 at the redemption prices set forth in this prospectus.

      An investment in the preferred stock or common stock involves a high degree of risk. You should carefully consider the risk factors beginning on page 7 of this prospectus and any other information in this prospectus before deciding to purchase the preferred stock or common stock.

      The securities offered in this prospectus have not been recommended by the Securities and Exchange Commission or any state or foreign securities commission or any regulatory authority. These authorities have not confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated October 7, 2004.

      This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, as well as any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities is terminated, will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

      We incorporate by reference into this prospectus the following documents filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004.

•	The portion of our definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, filed March 29, 2004, specifically incorporated by reference into Items 10 (Directors and Officers), 11 (Executive Compensation) and 13 (Certain Relationships and Related Transactions) of our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 7, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 6, 2004.

•	Our Current Report on Form 8-K dated January 28, 2004.

•	Our Current Report on Form 8-K dated April 21, 2004.

•	Our Current Report on Form 8-K dated July 20, 2004.

•	Our Current Report on Form 8-K dated August 30, 2004.

•	Our Current Report on Form 8-K dated September 3, 2004.

•	The description of our common stock, filed in our Form 8-A (File No. 1-1983), as filed with the SEC on May 13, 1997, pursuant to Section 12(b) of the Exchange Act of 1934 as incorporated by reference from our registration statement on Form S-1 (File No. 333-22961) initially filed with the SEC on March 7, 1997, and any amendment or report for the purpose of updating such description.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding all information and related exhibits furnished in a Current Report on Form 8-K pursuant to Item 9 or Item 12) after the date of this prospectus and before the termination of this offering.

      We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, telephone (859) 572-8000.

WHERE YOU CAN FIND MORE INFORMATION

      We are required to file annual, quarterly and special reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports, proxy statements and information statements, any amendments to those reports and other information filed electronically by us with the SEC are available to the public at the SEC’s website at http://www.sec.gov.

      We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of General Cable, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

THE COMPANY

      We are a FORTUNE 1000 company that is a leading global developer and manufacturer in the wire and cable industry. Our operations are divided into three main segments: energy, industrial & specialty and communications. Our energy cable products include low-, medium- and high-voltage power distribution and power transmission products for overhead and buried applications. Our industrial & specialty wire and cable products conduct electrical current for industrial, OEM, commercial and residential power and control applications. Our communications wire and cable products transmit low-voltage signals for voice, data, video and control applications. Our principal executive offices are located at 4 Tesseneer Drive, Highland Heights, Kentucky 41076, telephone (859) 572-8000.

SUMMARY OF THE TERMS OF THE PREFERRED STOCK

      The following is a brief summary of selected terms of the preferred stock. For a more complete description of the terms of the preferred stock, see the section of this prospectus entitled “Description of the Preferred Stock.”

Issuer	General Cable Corporation.

Securities Offered	2,070,000 shares of our 5.75% Series A redeemable convertible preferred stock. This prospectus also relates to 10,345,860 shares of common stock which are issuable upon the conversion of the preferred stock.

Liquidation Preference	$50.00 per share.

Dividends	Dividend payment rate: annual rate of 5.75% of the liquidation preference per share, accruing from the beginning of the relevant dividend period.

Dividend payment dates: quarterly in arrears, on February 24, May 24, August 24 and November 24 of each year. Form of dividend payment: dividends are payable, at our option:

• in cash; or

• in shares of our common stock delivered to the transfer agent to be sold on the holders’ behalf resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividend otherwise payable; or

• any combination of the foregoing.

If we pay dividends by delivering shares of our common stock to the transfer agent, those shares will be owned beneficially by the holders of the preferred stock upon delivery of such shares to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of the shares of common stock in the public market. We cannot assure you that we will be able to timely file, cause to be declared effective or keep effective any such registration statement.

If we do not pay dividends in full on the preferred stock on more than six dividend payment dates, whether or not consecutive, the per annum dividend rate on the preferred stock will be deemed to have increased by 2% on the date following the sixth dividend payment date. Once all accrued and unpaid or accumulated dividends have been paid in full, the dividend rate will return to the rate set forth on the cover of this prospectus. If we again do not pay dividends in full on any dividend payment date, the per annum dividend rate will again increase by 2%.

Optional Redemption	We will have the option to redeem some or all of the outstanding shares of preferred stock in cash on or after November 24, 2008 at the redemption prices set forth in this prospectus under the heading “Description of the Preferred Stock — Optional Redemption.”

Mandatory Redemption	We will be obligated to redeem all outstanding shares of the preferred stock at a redemption price equal to the liquidation price thereof, plus all accrued and unpaid or accumulated dividends, on November 24, 2013.

We may, at our option, elect to pay the redemption price in cash or in shares of our common stock at a discount of 5% from their market price, or any combination thereof. We may pay such redemption price only if we have funds legally available for such payment and may pay in shares of our common stock only if such shares are eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.

Conversion	The preferred stock may be converted at the option of the holder into our common stock at any time.

Initial conversion price: $10.004 per share of common stock, subject to adjustment in a number of circumstances described under “Description of the Preferred Stock — Conversion Rights — Adjustments to the Conversion Price.” The initial conversion price is equivalent to an initial conversion rate of 4.998 shares of common stock for each $50.00 liquidation preference of the preferred stock.

Conversion at Our Option Under Certain Circumstances	We may cause the conversion of all outstanding shares of preferred stock on or after November 24, 2008, if less than 103,500 shares of preferred stock remain outstanding, into shares of common stock equal to the liquidation preference, plus all accrued and unpaid or accumulated dividends, divided by the lesser of (i) the initial conversion price, as adjusted, and (ii) the market price of our common stock for a five trading day period ending on the third trading day prior to the date of any such mandatory conversion.

Anti-dilution Adjustments	The initial conversion price may be adjusted if certain events occur. See “Description of the Preferred Stock — Conversion Rights — Adjustments to the Conversion Price.”

Voting Rights	The holders of preferred stock are not entitled to any voting rights except as described in this prospectus under the heading “Description of the Preferred Stock — Voting Rights.”

Change of Control	If we undergo a Change of Control (as defined under the heading “Description of the Preferred Stock — Change of Control Put”), we will be required to offer to purchase the shares at a purchase price equal to 100% of the then liquidation preference, plus all accrued and unpaid and accumulated dividends, unless (i) our common stock trades at or above 105% of the conversion price of the preferred stock during specified periods, or (ii) 100% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on The Nasdaq National Market.

This right of holders will be subject to our obligation to repay or repurchase any indebtedness required to be repaid or repurchased in connection with a change of control and to any contractual restrictions then contained in our indebtedness. The terms of our senior secured revolving credit facility and our senior notes prohibit us from purchasing the preferred stock in cash. Our future credit facilities and other existing or future indebtedness may contain similar restrictions. When we have satisfied these obligations, we will purchase all shares tendered upon a change of control offer, subject to the legal availability of funds for this purpose.

Subject to certain limitations, we may, at our option, elect to pay the purchase price in cash or in shares of our common stock valued at a discount of 5% from the market price of our common stock, or any combination thereof. However, we may pay such purchase price only out of funds legally available for such payment, and if we pay the purchase price in shares of our common stock, such shares must be eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.

Registration Rights	We have agreed to cause a shelf registration statement covering resales of the preferred stock and of common stock issued upon conversion of the preferred stock to remain effective, subject to some exceptions, until the earlier of (i) November 24, 2005 and (ii) the date on which all shares of convertible preferred stock or common stock covered by that registration statement have been sold under that registration statement. If we do not satisfy these obligations, we will be required to pay additional dividends to holders of the preferred stock.

DTC Eligibility	The shares of preferred stock will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See “Description of the Preferred Stock — Book-entry, Delivery and Form.”

Trading	Our common stock is listed on The New York Stock Exchange under the symbol “BGC.” We have not applied and do not intend to apply for the listing of the preferred stock on any securities exchange.

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the preferred stock and common stock into which the preferred stock is convertible, see “Material U.S. Federal Income Tax Consequences.”

RISK FACTORS

      Investing in these securities involves a high degree of risk. You should carefully consider the following risk factors and other information contained herein before investing in these securities.

Risks Related to Our Business

Risks Relating to Our Markets

Our net sales, net income and growth depend largely on the economies in the geographic markets that we serve and if these markets do not improve or become weaker we could suffer decreased sales and net income.

      Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. Over the past few years many companies have significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures has slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our net sales and financial results have declined significantly. In the event that these markets do not improve, or if they were to become weaker, we could suffer further decreased sales and net income and we could be required to enact further restructurings.

The market for our products is highly competitive and if we fail to invest in product development, productivity improvements and customer service and support the sale of our products could be adversely affected.

      The markets for copper, aluminum and fiber optic wire and cable products are highly competitive, and some of our competitors may have greater financial resources than we do. We compete with at least one major competitor with respect to each of our business segments, although no single competitor competes with us across the entire spectrum of our product lines. Many of our products are made to common specifications and therefore may be fungible with competitors’ products. Accordingly, we are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specific customer needs.

      We believe our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Furthermore, an increase in imports of products competitive with our products could adversely affect our sales.

Our business is subject to the economic and political risks of maintaining facilities and selling products in foreign countries.

      During 2003, approximately 31% of our sales and approximately 33% of our assets were in markets outside North America. Our financial results may be adversely affected by significant fluctuations in the value of the U.S. dollar against foreign currencies or by the enactment of exchange controls or foreign governmental or regulatory restrictions on the transfer of funds. In addition, negative tax consequences relating to repatriating certain foreign currencies, particularly cash generated by our operations in Spain, may adversely affect our cash flows. During 2003, our operations outside North America generated approximately $25.8 million of our cash flows from operations while the North American operations used $40.3 million of cash flows from operations. Furthermore, our foreign operations are subject to risks inherent in maintaining operations abroad, such as economic and political destabilization, international conflicts, restrictive actions by foreign governments, nationalizations, changes in regulatory requirements, the difficulty of effectively managing diverse global operations and adverse foreign tax laws.

Changes in industry standards and regulatory requirements may adversely affect our business.

      As a manufacturer and distributor of wire and cable products we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the Canadian Standards Association. In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event we are unable to meet any such standards when adopted our business could be adversely affected. In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. While certain legislative bills and regulatory rulings are pending in the energy and telecommunications sectors which could improve our markets, any delay or failure to pass such legislation and regulatory rulings could adversely affect our opportunities and anticipated prospects may not arise. It is not possible at this time to predict the impact that any such legislation or regulation or failure to enact any such legislation or regulation, or other changes in laws or industry standards that may be adopted in the future, could have on our financial results, cash flows or financial position.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

      Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and may have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may represent some threat to both copper and fiber optic cable-based systems by reducing the need for premise wiring. While we sell some fiber optic cable and components and cable that is used in certain wireless applications, if fiber optic systems or wireless technology were to significantly erode the markets for copper-based systems, our sales of fiber optic cable and products for wireless applications may not be sufficient to offset any decrease in sales or profitability of our other products that may occur.

Risks Relating to Our Operations

Volatility in the price of copper and other raw materials, as well as fuel and energy, could adversely affect our businesses.

      The costs of copper and aluminum, the most significant raw materials we use, have been subject to considerable volatility over the years. Volatility in the price of copper, aluminum, polyethylene and other raw materials, as well as fuel, natural gas and energy, will in turn lead to significant fluctuations in our cost of sales. Additionally, sharp increases in the price of copper can also reduce demand if customers decide to defer their purchases of copper wire and cable products or seek to purchase substitute products. Moreover, we do not engage in activities to hedge the underlying value of our copper and aluminum inventory. Although we attempt to reflect copper and other raw material price changes in the sale price of our products, there is no assurance that we can do so.

Interruptions of supplies from our key suppliers may affect our results of operations and financial performance.

      Interruptions of supplies from our key suppliers could disrupt production or impact our ability to increase production and sales. During 2003, our copper rod mill plant produced approximately 62% of the copper rod used in our North American operations and two suppliers provided an aggregate of approximately 68% of our North American copper purchases. During the second quarter of 2004, the Company’s rod mill facility ceased operations. All copper rod used in our North American operations is now externally sourced. Any unanticipated problems with our copper rod suppliers could have a material adverse effect on our business. Additionally, we use a limited number of sources for most of the other raw materials that we do not produce. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs.

Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

      Approximately 60% of our employees are represented by various labor unions. During the last five years, we have experienced only two strikes, which were settled on satisfactory terms. Labor agreements expire at one facility during the remainder of 2004 and at three facilities in 2005. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and our financial results.

Our inability to continue to achieve productivity improvements may result in increased costs.

      Part of our business strategy is to increase our profitability by lowering costs through improving our processes and productivity. In the event we are unable to continue to implement measures improving our manufacturing techniques and processes, we may not achieve desired efficiency or productivity levels and our manufacturing costs may increase. In addition, productivity increases are related in part to factory utilization rates. Our decreased utilization rates over the past few years have adversely impacted productivity.

We are substantially dependent upon distributors and retailers for non-exclusive sales of our products and they could cease purchasing our products at any time.

      During 2003, approximately 35% of our domestic net sales were to independent distributors and four of our ten largest customers were distributors. Distributors accounted for a substantial portion of sales of our communications products and industrial & specialty products. During 2003, approximately 13% of our domestic net sales were to retailers and the two largest retailers, The Home Depot and AutoZone, accounted for approximately 2.9% and 2.5%, respectively, of our net sales.

      These distributors and retailers are not contractually obligated to carry our product lines exclusively or for any period of time. Therefore, these distributors and retailers may purchase products that compete with our products or cease purchasing our products at any time. The loss of one or more large distributors or retailers could have a material adverse effect on our ability to bring our products to end users and on our results of operations. Moreover, a downturn in the business of one or more large distributors or retailers could adversely affect our sales and could create significant credit exposure.

We face pricing pressures in each of our markets that could adversely affect our results of operations and financial performance.

      We face pricing pressures in each of our markets as a result of significant competition or over-capacity, and price levels for most of our products have declined over the past few years. While we will work toward reducing our costs to respond to the pricing pressures that may continue, we may not be able to achieve proportionate reductions in costs. As a result of over-capacity and the current economic and industry downturn in the communications and industrial markets in particular, pricing pressures increased in 2002 and 2003. Pricing pressures are expected to continue into 2004 and for the foreseeable future. Further declines in prices, without offsetting cost-reductions, would adversely affect our financial results.

     Other Risks Relating to Our Business

Our substantial debt could adversely affect our business.

      We have a significant amount of debt. As of December 31, 2003, we had $340.4 million of debt outstanding, $55.4 million of which is secured indebtedness and none of which is subordinated to our senior notes, and had $147.6 million of additional borrowing capacity available under our senior secured revolving credit facility. In addition, subject to the terms of the indenture governing our senior notes, we may also incur additional indebtedness, including secured debt, in the future.

      The degree to which we are leveraged could have important adverse consequences to us. For example, it could:

•	make it difficult for us to make payments on or otherwise satisfy our obligations with respect to our indebtedness;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes;

•	limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business, regulatory and economic conditions in our industry;

•	place us at a competitive disadvantage against our less leveraged competitors;

•	subject us to increased costs, to the extent of the portion of our indebtedness that is subject to floating interest rates; and

•	cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable.

      In addition, our ability to generate cash flow from operations sufficient to make scheduled payments on our debts as they become due will depend on our future performance, our ability to successfully implement our business strategy and our ability to obtain other financing.

If either of our uncommitted accounts payable or accounts receivable financing arrangements for our European operations is cancelled by our lenders, our liquidity will be negatively impacted.

      Our European operation participates in arrangements with several European financial institutions which provide extended accounts payable terms to us. In general, the arrangements provide for accounts payable terms of up to 180 days. At December 31, 2003, the arrangements had a maximum availability limit of the equivalent of approximately $101.7 million of which approximately $70.7 million was drawn. We do not have firm commitments from these European financial institutions requiring them to continue to extend credit and they may decline to advance additional funding. We also have an approximate $25 million uncommitted facility in Europe, which allows us to sell at a discount, with limited recourse, a portion of our accounts receivable to a financial institution. At December 31, 2003, this facility was not drawn upon. We do not have a firm commitment from this institution to purchase our accounts receivable. Should the availability under these arrangements be reduced or terminated, we would be required to negotiate longer payment terms with our suppliers or repay the outstanding obligations with our suppliers under these arrangements over 180 days and/or seek alternative financing arrangements which could increase our interest expense. We cannot assure you that such longer payment terms or alternate financing will be available on favorable terms or at all. Failure to obtain alternative financing arrangements in such case would negatively impact our liquidity.

      In addition, in order to avoid an event of default under our senior secured credit facility, we must maintain foreign credit lines of at least the equivalent of $80.0 million during those periods when our average excess available funds under our senior secured credit facility is less than $100.0 million for a period of three consecutive months.

We will be required to take additional charges in connection with plant closures and the refocusing of another plant and may be required to take certain charges to our earnings in future periods in connection with our inventory accounting practices.

      We have closed one of our manufacturing facilities, announced the closure of another manufacturing facility and are also in the process of significantly refocusing operations at another facility which resulted in a $7.6 million charge in the fourth quarter of 2003 (of which approximately $1.3 million were cash payments) and a $4.9 million charge in the first six months of 2004 (of which approximately $2.4 million were cash payments). Additional charges (currently estimated to be $7.7 million, of which approximately $6.4 million will be cash payments) are expected to be incurred during 2004 as the planned actions are completed. During the second quarter of 2004, the Company closed its rod mill operation and sold certain equipment from that operation which resulted in a net gain of $0.6 million. Costs related to the disposition of this facility, which are to be incurred in the second half of 2004, are expected to approximate the second quarter gain.

      As a result of volatile copper prices, the historic LIFO cost of our copper inventory exceeded its replacement cost by approximately $16 million at December 31, 2002 while at December 31, 2003, the replacement cost of our copper inventory exceeded the historic LIFO cost by approximately $13 million. If we were not able to recover the LIFO value of our inventory at a profit in some future period when replacement costs were lower than the LIFO value of the inventory, we would be required to take a charge to recognize in our income statement all or a portion of the higher LIFO value of the inventory. During 2002 and 2003, we recorded a $2.5 million and a $0.5 million charge, respectively, for the liquidation of LIFO inventory in North America as we significantly reduced our inventory levels. If LIFO inventory quantities are reduced in a future period when replacement costs are lower than the LIFO value of the inventory, we would experience a decline in reported earnings. Conversely, if LIFO inventory quantities are reduced in a future period when replacement costs exceed the LIFO value of the inventory, we would experience an increase in reported earnings.

We are subject to certain asbestos litigation and unexpected judgments or settlements could have a material adverse effect on our financial results.

      There are approximately 15,000 pending non-maritime asbestos cases involving our subsidiaries. The majority of these cases involve plaintiffs alleging exposure to asbestos-containing cable manufactured by our predecessors. In addition to our subsidiaries, numerous other wire and cable manufacturers have been named as defendants in these cases. Our subsidiaries have also been named, along with numerous other product manufacturers, as defendants in approximately 33,000 suits in which plaintiffs alleged that they suffered an asbestos-related injury while working in the maritime industry. These cases are referred to as MARDOC cases and are currently managed under the supervision of the U.S. District Court for the Eastern District of Pennsylvania. On May l, 1996, the District Court ordered that all pending MARDOC cases be administratively dismissed without prejudice and the cases cannot be reinstated, except in certain circumstances involving specific proof of injury. We cannot assure you that any judgments or settlements of the pending non-maritime and/or MARDOC asbestos cases or any cases which may be filed in the future will not have a material adverse effect on our financial results, cash flows or financial position. Moreover, certain of our insurers may be financially unstable and in the event one or more of these insurers enter into insurance liquidation proceedings, we will be required to pay a larger portion of the costs incurred in connection with these cases.

Environmental liabilities could potentially adversely impact us and our affiliates.

      We are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and use, handling, disposal and remediation of hazardous substances currently or formerly used by us and our affiliates. A risk of environmental liability is inherent in our and our affiliates’ current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us or our affiliates. Under certain environmental laws, we could be held jointly and severally responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. We and our affiliates have been named as potentially responsible parties in proceedings that involve environmental remediation. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial results, cash flows or financial condition.

Growth through acquisition has been a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions.

      Growth through acquisition has been, and is expected to continue to be, a significant part of our strategy. We regularly evaluate possible acquisition candidates. We cannot assure you that we will be successful in identifying, financing and closing acquisitions at favorable prices and terms. Potential acquisitions may require us to issue additional shares of stock or obtain additional or new financing, and such financing may not be available on terms acceptable to us, or at all. The issuance of our common or preferred shares may dilute the value of shares held by our equityholders. Further, we cannot assure you that we will be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations.

      In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

Terrorist attacks and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

      The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, has caused and may continue to cause instability in our markets and have led and may continue to lead to, further armed hostilities or further acts of terrorism worldwide, which could cause further disruption in our markets. Acts of terrorism may impact any or all of our facilities and operations, or those of our customers or suppliers and may further limit or delay purchasing decisions of our customers. Depending on their magnitude, acts of terrorism or war could have a material adverse effect on our business, financial results, cash flows and financial position.

      We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we do not carry terrorism insurance coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial results, cash flows and financial position.

If we fail to retain our key employees, our business may be harmed.

      Our success has been largely dependent on the skills, experience and efforts of our key employees, and the loss of the services of any of our executive officers or other key employees could have an adverse effect on us. The loss of our key employees who have intimate knowledge of our manufacturing process could lead to increased competition to the extent that those employees are able to recreate our manufacturing process. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel, who are in great demand.

Declining returns in the investment portfolio of our defined benefit plans has increased our pension expense and required us to increase cash contributions to the plans.

      Pension expense for the defined benefit pension plans sponsored by us is determined based upon a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. During the fourth quarter of 2002, as a result of declining returns in the investment portfolio of our defined benefit pension plans, we were required to record a minimum pension liability equal to the underfunded status of our plans. As of December 31, 2002, the defined benefit plans were underfunded by approximately $52 million based on the actuarial methods and assumptions utilized for purposes of FAS 87. During 2003, investment performance improved and as a result, the defined benefit plans were underfunded by approximately $40 million at December 31, 2003. We have experienced an increase in our pension expense and in our cash contributions to our defined benefit pension plan. Pension expense for our defined benefit plans increased from $2.0 million in 2002 to $8.4 million in 2003 and our required cash contributions increased to $6.1 million in 2003 from $3.0 million in 2002. In 2004, pension expense for our defined benefit plans is expected to decrease approximately $3.0 million from 2003, primarily due to improved investment performance during 2003 in the market value of assets held and cash contributions are expected to increase to $12.8 million. In the event that actual results differ from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and an increase in future pension expense and cash contributions.

An ownership change could result in a limitation of the use of our net operating losses.

      As of December 31, 2003, we had net operating loss, or NOL, carryforwards of approximately $205 million available to reduce taxable income in future years. Specifically, we generated NOL carryforwards of $55.2 million in 2000, $68.4 million in 2002 and $27.2 million in 2003, which expire in 2020, 2022 and 2023, respectively. The 2001 NOL, which was reflected as a carryforward in the 2001 financial statements, was instead carried back to obtain a $37.0 million tax refund in 2002. We also have other NOL carryforwards that are subject to an annual limitation under section 382 of the Internal Revenue Code of 1986, as amended, or the Code. These section 382 limited NOL carryforwards expire in varying amounts from 2006 to 2009. The total section 382 limited NOL carryforwards that may be utilized prior to expiration is estimated at $53.9 million.

      Our ability to utilize our NOL carryforwards may be further limited by section 382 if we undergo an ownership change as a result of the sale of our stock by the selling securityholders and/or as a result of subsequent changes in the ownership of our outstanding stock. We would undergo an ownership change if, among other things, the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of our stock or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated thereunder increase their aggregate percentage ownership of our stock by more than 50% over the lowest percentage of our stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOL carryforwards and certain recognized built-in losses. The limitation imposed by section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate, which is 4.74% for December 2003. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present in assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change.

      Based upon our review of the aggregate change in percentage ownership during the current testing period and subject to any unanticipated increases in ownership by our “five percent shareholders” (as described above) with respect to our common stock, or the sale of our stock by the selling securityholders, we do not believe that we will experience a change in ownership as a result of the sale of our stock by the selling securityholders. However, such a determination is complex and there can be no assurance that the Internal Revenue Service could not successfully challenge our conclusion. In addition, there are circumstances beyond our control, such as the purchase of our stock by investors who are existing 5% shareholders or become 5% shareholders as a result of such purchase, which could result in an ownership change with respect to our stock. Even if the sale of our stock by the selling securityholders does not cause an ownership change to occur immediately, we expect to use a large portion of our available 50% ownership shift limitation in connection with the sale of our stock by the selling securityholders, and we may not be able to engage in significant transactions that would create a further shift in ownership within the meaning of section 382 within the subsequent three-year period without triggering an ownership change. Thus, while it is our general intention to maximize utilization of our NOL carryforwards by avoiding the triggering of an ownership change, there can be no assurance that our future actions or future actions by our stockholders will not result in the occurrence of an ownership change, which will result in utilization of the NOL and negatively affect cash flows.

If we are required to classify the preferred stock as debt in the future, our balance sheet will be adversely affected.

      Upon issuance, the preferred stock will be classified as equity on our balance sheet in accordance with Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150, since the preferred stock contains a substantive conversion feature. Under SFAS 150, the preferred stock will remain classified as equity until and unless it becomes certain that the conversion feature will not be exercised by the holders. If it were to become certain that the holders of the preferred stock will not exercise their conversion rights, we would be required to reclassify the preferred stock as a liability in our balance sheet. Additionally, in adopting SFAS 150, the Financial Accounting Standards Board indicated that it is considering changes to the accounting treatment for certain instruments with both liability and equity characteristics. As a result, we cannot assume that the preferred stock will continue to be classified as equity in future periods. However, any such reclassification of the preferred stock would not, in any material respect, affect our compliance with the indenture governing our senior notes or our senior secured credit facility.

Risks Related to the Preferred Stock and Our Common Stock

Illiquidity and an absence of a public market for the preferred stock could cause purchasers of the preferred stock to be unable to resell the preferred stock for an extended period of time.

      The preferred stock was issued on November 24, 2003 in a private transaction, and the private trading market is limited. There is no public market for the preferred stock. The relatively small size of this issue could have a negative impact on the liquidity of the preferred stock. Holders of the preferred stock may experience difficulty in reselling, or an inability to sell, the preferred stock. Future trading prices for the preferred stock will depend on many factors including, among other things, the price of our common stock into which the preferred stock is convertible, prevailing interest rates, our financial results, liquidity of the issue, the market for similar securities and other factors including our financial condition.

Our ability to pay dividends on the preferred stock and our common stock is limited.

      Under the Delaware General Corporation Law, we may pay dividends, in cash or otherwise, only if we have surplus in an amount at least equal to the amount of the relevant dividend payment. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our senior secured revolving credit facility and the indenture governing our senior notes restrict our ability to pay cash dividends. The indenture permits us to pay cash dividends on the preferred stock through November 24, 2005, so long as no default exists under the indenture, and thereafter only if we meet certain financial conditions. The senior secured revolving credit facility permits us to pay cash dividends on the preferred stock at any time only if no default exists thereunder and if we meet certain financial conditions, and prohibits us from paying dividends on our common stock. In addition, the certificate of designations for the preferred stock prohibits us from the payment of any cash dividends on our common stock if we are not current on dividend payments with respect to the preferred stock. Agreements governing future indebtedness will likely contain restrictions on our ability to pay cash dividends.

The preferred stock ranks junior to all of our liabilities as well as the liabilities of our subsidiaries.

      The ranking of the preferred stock with respect to the payment of dividends and upon liquidation, dissolution or winding up may prevent us from paying cash dividends. The preferred stock ranks junior in right of payment to all of our existing and future liabilities, including our obligations under our senior secured revolving credit facility and our senior notes. In the event that we do not have sufficient funds to pay both our debt service and accrued dividends on the preferred stock, we will first limit or stop paying such dividends to holders of preferred stock until all amounts due on our liabilities are paid.

      In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay the liquidation preference of, and accrued dividends on, the preferred stock only after all our indebtedness and other liabilities have been paid. In addition, the preferred stock effectively ranks junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of our subsidiaries held by third parties. The rights of holders of the preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary ranks junior to the prior claims of that subsidiary’s creditors and equity holders. As of December 31, 2003, we had total consolidated liabilities of $809.4 million. In the event of our bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding.

We may not be able to pay the purchase price of the preferred stock upon a change of control if the holders exercise their right to require us to purchase such securities.

      If we undergo a change of control, subject to limited exceptions, we will be required to offer to purchase the preferred stock at a purchase price equal to 100% of the then liquidation preference, plus accrued and unpaid and accumulated dividends. Under certain circumstances, we will have the option to pay for those shares either in cash or in shares of our common stock valued at a discount of 5% from the market price of our common stock.

      Under the terms of our senior secured revolving credit facility, however, we are prohibited from paying the purchase price of the preferred stock in cash. Our future credit facilities and other existing and future indebtedness may contain similar restrictions.

Our stock price has been and continues to be volatile.

      The market price for our common stock could fluctuate due to various factors. These factors include:

•	announcements relating to significant corporate transactions;

•	fluctuations in our quarterly and annual financial results;

•	operating and stock price performance of companies that investors deem comparable to us;

•	changes in government regulation or proposals relating thereto;

•	general industry and economic conditions; and

•	sales or the expectation of sales of a substantial number of shares of our common stock in the public market.

      In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock. Fluctuations in the price of our common stock will affect the value of any outstanding preferred stock.

Shares eligible for future sale may harm our common stock price.

      Sales of substantial numbers of additional shares of common stock or any shares of our preferred stock, including sales of shares in connection with future acquisitions, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Our amended and restated certificate of incorporation provides that we have authority to issue 75 million shares of common stock. There are approximately 39 million shares of common stock outstanding, approximately 3.5 million shares of common stock are issuable upon exercise of currently outstanding stock options and approximately 10.3 million shares of common stock issuable upon conversion of the preferred stock.

Issuances of additional series of preferred stock could adversely affect holders of our common stock.

      Our board of directors is authorized to issue additional series of preferred stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Provisions in our constituent documents could make it more difficult to acquire our company.

      Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may discourage, delay or prevent a third party from acquiring us, even if doing so would be beneficial to our shareholders. Under our amended and restated certificate of incorporation, only our board of directors may call special meetings of shareholders, and shareholders must comply with advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings. Directors may be removed by shareholders only for cause and only by the effective vote of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class. Additionally, agreements with certain of our executive officers may have the effect of making a change of control more expensive and, therefore, less attractive.

      Pursuant to our amended and restated certificate of incorporation, our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, conversion rights, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the further effect of impeding or discouraging the acquisition of control of our company.

Holders of the preferred stock have no rights as common shareholders until they acquire our common stock.

      Until you acquire shares of our common stock upon conversion of the preferred stock you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our amended and restated certificate of incorporation, and as described under “Description of the Preferred Stock — Voting Rights”), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date.

FORWARD-LOOKING STATEMENTS

      Certain of the matters we discuss in this prospectus may constitute forward-looking statements. You can identify a forward-looking statement because it contains words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These statements are necessarily estimates reflecting our judgment based upon current information and involve a number of risks and uncertainties. We cannot assure you that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results we anticipate in the forward-looking statements. While it is impossible for us to identify all the factors which could cause our actual results to differ materially from those we estimated, we describe some of these factors under the heading “Risk Factors.” We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of us.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of the preferred stock or the issue or subsequent sale by any selling securityholder of the common stock issuable upon conversion of the preferred stock.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

      The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated. The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges in the years ended December 31, 1999, 2000, 2001 and 2002 as we did not have any preferred stock outstanding in those periods.

      For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of pretax income from continuing operations before income taxes and combined fixed charges and preferred dividends. Combined fixed charges and preferred dividends include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; (iii) the portion of rent expense representative of the interest factor and (iv) the amount of pretax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock.

						Six
						Months
	Year Ended December 31,					Ended
						June 30,
	1999	2000	2001	2002	2003	2004

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(1)	2.3x	—	2.1x	—	—	1.0x

(1)	For the years ended December 31, 2000, 2002 and 2003 earnings were insufficient to cover combined fixed charges and preferred dividends by $28.9 million, $27.6 million and $2.1 million, respectively.

DESCRIPTION OF THE PREFERRED STOCK

      The following section is a summary of the material provisions of the certificate of designations and does not restate the certificate of designations in its entirety. We urge you to read the certificate of designations because it, and not this description, defines your rights as holders of the Series A redeemable convertible preferred stock offered by this prospectus. Copies of the certificate of designations are available as set forth under “— Additional Information” below.

      As used in this description, references to “we,” “us,” “our” or “General Cable” mean General Cable Corporation and do not include any current or future subsidiary of General Cable Corporation.

General

      Our certificate of incorporation authorizes the issuance of up to 25,000,000 shares of preferred stock without the approval of the holders of our common stock, in one or more series, from time to time, with each such series to have such designation, powers, preferences and rights as may be determined by our board of directors. The Series A redeemable convertible preferred stock, which we refer to in this description as the “convertible preferred stock,” constitutes a series of these shares of preferred stock.

      The convertible preferred stock constitutes a single series consisting of 2,070,000 shares. The holders of the convertible preferred stock have no preemptive rights. The convertible preferred stock were validly issued, fully paid and nonassessable.

Ranking

      The convertible preferred stock ranks, with respect to dividend rights and rights upon liquidation, winding-up or dissolution:

•	junior to all our existing and future liabilities, whether or not for borrowed money;

•	junior to “senior stock,” which is each class or series of our capital stock the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock;

•	on a parity with “parity stock,” which is any other class or series of our capital stock that has terms which expressly provide that such class or series will rank on a parity with the convertible preferred stock;

•	senior to “junior stock,” which is our common stock, and each other class or series of our capital stock that has terms which do not expressly provide that such class or series will rank senior to or on a parity with the convertible preferred stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

      Without the consent of the holders of at least two-thirds of the shares of convertible preferred stock outstanding, we will not be entitled to issue shares of or increase the authorized number of shares of any class or series of capital stock that ranks senior to the convertible preferred stock with respect to the payment of dividends and distributions upon liquidation, winding-up or dissolution, including, without limitation, any class or series of capital stock, other than parity stock or junior stock, that pays cumulative dividends.

      Except as set forth in the preceding paragraph, we may, without the consent of the holders of the shares of convertible preferred stock, authorize, create (by way of reclassification or otherwise) or issue parity or junior stock or any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares of any class or series of parity or junior stock.

      The terms “junior stock,” “parity stock” and “senior stock” include warrants, rights, calls or options exercisable for or convertible into that type of stock.

Dividends

General

      The holders of convertible preferred stock are entitled to receive dividends at the rate of 5.75% per annum on the liquidation preference per share of convertible preferred stock. The rights of the holders of convertible preferred stock to receive dividend payments is subject to the rights of any holders of senior stock and parity stock.

      The dividend rate will increase under the circumstances described below under “— Unpaid Dividends” and “— Registration Rights.” All references to dividends or to a dividend rate shall be deemed to reflect such increase if such increase is applicable.

      Holders of the convertible preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of convertible preferred stock into shares of our common stock.

Dividend Payment Dates

      Dividends are payable in arrears on February 24, May 24, August 24 and November 24 of each year. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accrue from the last dividend payment date. Dividends will be payable to holders of record as they appear in our stock records at the close of business on January 31, April 30, July 31 and October 31 of each year. Dividends payable on the convertible preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We are obligated to pay a dividend on the convertible preferred stock only when, as and if our board of directors or an authorized committee of our board of directors declares the dividend payable and we have assets that legally can be used to pay the dividend.

Form of Payment

      Dividends are payable, at our option, in cash, in shares of our common stock or any combination thereof. In order to pay dividends in shares of our common stock, we must deliver to the transfer agent for the convertible preferred stock a number of shares of our common stock that, when sold by the transfer agent on the holders’ behalf, will result in net cash proceeds to be distributed to the holders of the convertible preferred stock in an amount equal to the cash dividends otherwise payable. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of the shares of common stock in the public market. We cannot assure you that we will be able to timely file, cause to be declared effective or keep effective any such registration statement. In addition, in order to pay dividends in shares of our common stock, we may need to obtain the approval of our stockholders under the rules of The New York Stock Exchange. We will use all commercially reasonable efforts to obtain such approval not later than at the annual meeting of our stockholders next occurring after the issue date. We cannot assure you that we will be able to obtain such approval from our stockholders.

      Our credit facilities and the indenture governing our senior notes limit our ability to pay cash dividends on shares of the convertible preferred stock. See “Risk Factors — Risks Related to the Preferred Stock and our Common Stock — Our ability to pay dividends on the preferred stock and our common stock is limited.” If we are unable to pay dividends in cash on a dividend payment date because such payment is not then permitted by our credit facilities, the indenture or any other agreement or would be contrary to applicable law or our certificate of incorporation or by-laws, then we will use our reasonable best efforts to file and cause to be declared effective the registration statement required to permit us to pay dividends in shares of our common stock.

      If we pay dividends in shares of our common stock by delivering them to the transfer agent, those shares will be owned beneficially by the holders of the convertible preferred stock upon delivery to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders.

Dividends Cumulative

      Dividends on the convertible preferred stock will be cumulative. This means that if our board of directors or an authorized committee of our board of directors fails to declare a dividend to be payable on a dividend payment date, the dividend will accumulate on that dividend payment date until declared and paid or will be forfeited upon conversion (except under the circumstances described under “Conversion Rights — General”).

Unpaid Dividends

      If we do not pay dividends in full on the convertible preferred stock on more than six dividend payment dates, whether or not consecutive, the per annum dividend rate will be deemed to have increased by 2% on the date following the sixth such dividend payment date. Once all accrued and unpaid or accumulated dividends have been paid in full, the dividend rate will return to the rate in effect before such increase. If, following any such payment in full, we again do not pay dividends in full on any dividend payment date, the per annum dividend rate will be deemed to have increased by 2% on the date following the last dividend payment date through which all accrued and unpaid or accumulated dividends have been paid in full and will return to the rate in effect before such increase only after all accrued and unpaid or accumulated dividends through the latest dividend payment date have been paid in full.

      Except as set forth in the preceding paragraph, we are not obligated to pay holders of the convertible preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date or any other late payment. We are also not obligated to pay holders of the convertible preferred stock any dividend in excess of the full dividends on the convertible preferred stock that are payable as described above.

      If our board of directors or an authorized committee of our board of directors does not declare a dividend for any dividend payment date, the board of directors or an authorized committee of our board of directors may declare and pay the dividend on any subsequent date, whether or not a dividend payment date. The persons entitled to receive the dividend in such case will be holders of the convertible preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee of our board of directors. That date must not (a) precede the date our board of directors or an authorized committee of our board of directors declares the dividend payable and (b) be more than 60 days prior to that dividend payment date.

Payment Restrictions

      If we do not pay a dividend on a dividend payment date, then, until all accumulated dividends have been declared and paid or declared and set apart for payment:

•	we may not take any of the following actions with respect to any of our junior stock:

•	declare or pay any dividend or make any distribution of assets on any junior stock, except that we may pay dividends in shares of our junior stock and pay cash in lieu of fractional shares in connection with any such dividend; or

•	redeem, purchase or otherwise acquire any junior stock, except that (i) we may redeem, repurchase or otherwise acquire junior stock upon conversion or exchange of such junior stock for other junior stock and pay cash in lieu of fractional shares in connection with any such conversion or exchange and (ii) we may make repurchases of our capital stock deemed to occur upon the exercise of stock options if such capital stock represents a portion of the exercise price thereof and repurchases of capital stock deemed to occur upon the withholding of a portion of the capital stock issued, granted or awarded to one of our directors, officers or employees to pay for the taxes payable by such director, officer or employee upon such issuance, grant or award in order to satisfy, in whole or in part, withholding tax requirements in connection with the exercise of such options, in accordance with the provisions of an option or rights plan or program of ours, in each case as in effect on the date the convertible preferred stock is first issued, or any other plan substantially similar thereto; and

•	we may not take any of the following actions with respect to any of our parity stock:

•	declare or pay any dividend or make any distribution of assets on any parity stock, except that we may pay dividends on parity stock provided that the total funds available to be paid be divided among the convertible preferred stock and such parity stock on a pro rata basis in proportion to the aggregate amount of dividends accrued and unpaid or accumulated thereon; or

•	we may not redeem, purchase or otherwise acquire any of our parity stock, except that we may redeem, purchase or otherwise acquire parity stock upon conversion or exchange of such parity stock for our junior stock or other parity stock and pay cash in lieu of fractional shares in connection with any such conversion or exchange, so long as, in the case of such other parity stock, (i) such other parity stock contains terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, antidilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not materially less favorable, taken as a whole, to us or to the holders of our convertible preferred stock than those contained in the parity stock that is converted into or exchanged for such other parity stock, (ii) the aggregate amount of the liquidation preference of such other parity stock does not exceed the aggregate amount of the liquidation preference, plus accrued and unpaid or accumulated dividends, of the parity stock that is converted into or exchanged for such other parity stock and (iii) the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of such other parity stock does not exceed the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of the parity stock that is converted into or exchanged for such other parity stock.

Optional Redemption

      We may not redeem any shares of convertible preferred stock at any time before November 24, 2008. At any time or from time to time thereafter, we will have the option to redeem all or any outstanding shares of convertible preferred stock, out of funds legally available for such payment, upon not less than 30 nor more than 60 days’ prior notice, in cash at the redemption prices specified below, plus an amount in cash equal to all accrued and unpaid or accumulated dividends from, and including, the immediately preceding dividend payment date to, but excluding, the redemption date, during the 12-month period commencing on November 24 of each of the years set forth below:

2008	$51.4375
2009	$51.1500
2010	$50.8625
2011	$50.5750
2012, until the date the day prior to mandatory redemption	$50.2875

      In the event of a partial redemption of the convertible preferred stock, the shares to be redeemed will be selected on a pro rata basis, except that we may redeem all shares of convertible preferred stock held by any holder of fewer than 10 shares (or all shares of convertible preferred stock owned by any holder who would hold fewer than 10 shares as a result of such redemption), as determined by us.

      Our senior secured revolving credit facility prohibits us from redeeming the convertible preferred stock at our option so long as that facility is outstanding. The indenture for our senior notes limits our ability to redeem the convertible preferred stock, and future debt agreements may also contain restrictions or prohibitions.

Mandatory Redemption

      We will be obligated to redeem all outstanding shares of convertible preferred stock on November 24, 2013, out of funds legally available for such payment, at a redemption price equal to the liquidation preference thereof, plus all accrued and unpaid or accumulated dividends.

Form of Payment of Mandatory Redemption Price.

      We may, at our option, elect to pay the redemption price in cash or in shares of our common stock at a discount of 5% from the market price of our common stock (i.e., valued at 95% of the market price of our common stock), or any combination thereof. We may pay such redemption price, whether in cash or in shares of our common stock, only if we have funds legally available for such payment and may pay such redemption price in shares of our common stock only if such shares are eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.

      We will be required to give notice to all holders and beneficial owners as required by applicable law, on a date not less than ten (10) business days prior to the redemption date stating among other things:

•	whether we will pay the redemption price of the convertible preferred stock in cash or shares of our common stock or any combination thereof and specifying the percentages of each;

•	if we elect to pay in shares of our common stock, the method of calculating the market price of such common stock, as described under “General Provisions Concerning the Mandatory Redemption with Shares of Common Stock” below; and

•	the procedures that must be followed in connection with the redemption.

General Provisions Concerning Mandatory Redemption with Shares of Common Stock

      We will notify the holders of the convertible preferred stock upon the determination of the actual number of shares of our common stock deliverable upon any redemption of the convertible preferred stock no later than 2 business days prior to the redemption date.

      Our right to redeem convertible preferred stock with shares of common stock is subject to our satisfying various conditions, including:

•	the listing of such shares of common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on The Nasdaq National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on any redemption date, we will be required to pay the redemption price of such holder’s shares of convertible preferred stock entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the shares of convertible preferred stock once we have given any notice that we are required to give to holders of the convertible preferred stock, except as described in the first sentence of this paragraph.

      The “market price” of our common stock means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the redemption date (if the third business day prior to the redemption date is a trading day or, if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the redemption date, of any event that would result in an adjustment to the conversion price of the convertible preferred stock, as described below under “— Adjustments to the Conversion Price.”

      The sale price of our common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that trading day as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by The Nasdaq National Market.

      A trading day means each day on which the securities exchange or quotation system that is used to determine the sale price is open for trading or quotation.

      Because the market price of our common stock is determined prior to the redemption date, holders of the convertible preferred stock bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the redemption date. We may pay the redemption price or any portion of the redemption price in shares of our common stock only if the information necessary to calculate the market price is publicly available.

General Provisions Concerning the Redemption of Convertible Preferred Stock

      Payment of the redemption price for shares of convertible preferred stock is conditioned upon book-entry transfer of the convertible preferred stock or physical delivery of certificates representing the convertible preferred stock, together with necessary endorsements, to the transfer agent at any time after delivery of the redemption notice. Payment of the redemption price for the convertible preferred stock will be made promptly following the later of the redemption date and the time of book-entry transfer of or physical delivery of the convertible preferred stock.

      If DTC and the transfer agent hold money or securities sufficient to pay the redemption price of convertible preferred stock on the redemption date for shares delivered for redemption in accordance with the terms of the certificate of designations, then the dividends will cease to accrue. At such time, all rights as a holder of shares of convertible preferred stock shall terminate, other than the right to receive the redemption price upon delivery of certificates representing the convertible preferred stock.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding-up, each holder of shares of convertible preferred stock will be entitled to payment, out of our assets legally available for distribution, of an amount equal to the liquidation preference per share of convertible preferred stock held by that holder, plus an amount equal to all accrued and unpaid and accumulated dividends on those shares to but excluding the date of liquidation, dissolution or winding-up, before any distribution is made on any junior stock, including our common stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid and accumulated dividends to which holders of shares of convertible preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of our assets. If, upon our voluntary or involuntary liquidation, dissolution or winding-up, the amounts payable with respect to shares of convertible preferred stock and all other parity stock are not paid in full, the holders of shares of convertible preferred stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and the amount equal to all accrued and unpaid and accumulated dividends to which each such holder is entitled.

      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor our consolidation, merger or amalgamation with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into us will be deemed to be our voluntary or involuntary liquidation, dissolution or winding-up.

Conversion Rights

General

      Each share of convertible preferred stock will be convertible at any time at the option of the holder, unless previously redeemed or repurchased, into fully paid and nonassessable shares of our common stock at an initial conversion price of $10.004 per share, adjusted as provided under “— Adjustments to the Conversion Price.” The number of shares of common stock deliverable upon conversion of a share of convertible preferred stock, commonly referred to as the “conversion rate,” will initially be 4.998, which represents the liquidation preference divided by the initial conversion price. The conversion rate will be adjusted as a result of any adjustment to the conversion price.

      A holder of shares of convertible preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of convertible preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions of the certificate of designations and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the convertible preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of convertible preferred stock being converted will be entitled and (b) if less than the full number of shares of convertible preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of convertible preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock and accrued and unpaid dividends with respect to the shares of convertible preferred stock being converted, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

      If a holder of shares of the convertible preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to accrue dividends as of the end of the day immediately preceding the date of conversion. Except as set forth in the last sentence of this paragraph, holders of shares of convertible preferred stock who convert their shares into common stock will not be entitled to, nor will the conversion price or conversion rate be adjusted for, any accrued and unpaid or accumulated dividends. As a result of the foregoing, shares of convertible preferred stock surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on the corresponding dividend payment date must be accompanied by payment of an amount equal to the dividend declared and payable on such shares on such dividend payment date. Notwithstanding the foregoing, a holder of shares of convertible preferred stock whose shares are converted after we have given a notice of redemption will continue to be entitled to receive all accrued and unpaid and accumulated dividends, and those dividends will be payable by us as and when, those dividends are paid to any holders or, if none, on the date which would have been the next succeeding dividend payment date had there been any holders or at a later time when we believe we have adequate available capital under applicable law to make such a payment.

      In case any shares of convertible preferred stock are to be redeemed, the right to convert those shares of convertible preferred stock will terminate at the close of business on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.

      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of convertible preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of convertible preferred stock. Before the delivery of any securities that we will be obligated to deliver upon conversion of the convertible preferred stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of the convertible preferred stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Conversion at Our Option Under Certain Circumstances

      If fewer than 103,500 shares of convertible preferred stock remain outstanding, we may, at any time on or after November 24, 2008, at our option, cause all, but not less than all, of such convertible preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference thereof plus all accrued and unpaid or accumulated dividends divided by the lesser of (i) the conversion price and (ii) the market price of our common stock. We will notify each of the holders of the convertible preferred stock by mail of such a conversion pursuant to this paragraph. Such notice shall specify the date of such conversion pursuant to this paragraph, which will not be less than 30 days nor more than 60 days after the date of such notice.

Adjustments to the Conversion Price

      The conversion price is subject to adjustment from time to time as follows:

(1) Stock splits and combinations. In case we, at any time or from time to time after the issuance date of the shares of convertible preferred stock:

•	subdivide or split the outstanding shares of our common stock;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock,

then, and in each such case, the conversion price in effect immediately prior to that event or the record date therefor, whichever is earlier, will be adjusted so that the holder of any shares of convertible preferred stock thereafter surrendered for conversion will be entitled to receive the number of shares of our common stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above had those shares of convertible preferred stock been surrendered for conversion immediately before the occurrence of that event or the record date therefor, whichever is earlier.

(2) Stock dividends in common stock. In case we, at any time or from time to time after the issuance date of the convertible preferred stock, pay a dividend or make a distribution in shares of our common stock to all of the holders of our common stock other than dividends or distributions of shares of common stock or other securities with respect to which adjustments are provided in paragraph (1) above, the conversion price will be adjusted by multiplying:

•	the conversion price immediately prior to the record date fixed for determination of stockholders entitled to receive the dividend or distribution by

•	a fraction, the numerator of which will be the number of shares of common stock outstanding at the close of business on that record date and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

(3) Issuance of rights or warrants. In case we issue to all holders of our common stock rights or warrants entitling those holders to subscribe for or purchase our common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive those rights or warrants will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the sum of the number of shares of our common stock outstanding at the close of business on that record date and the number of shares of common stock that the aggregate offering price of the total number of shares of our common stock offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of common stock outstanding at the close of business on that record date and the number of additional shares of our common stock so offered for subscription or purchase.

For purposes of this paragraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our common stock will be deemed to be the issuance of rights or warrants to purchase shares of our common stock issuable upon conversion of those securities at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon exercise or conversion of those securities into shares of our common stock. This adjustment will be made successively whenever any such event occurs. The conversion rate will be adjusted back to the extent the rights are not subscribed for or purchased prior to their expiration or warrants are not exercised prior to their expiration. For purposes of this paragraph, the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days selected by our board of directors beginning not more than 10 trading days before, and ending not later than the date immediately preceding, the record date for the relevant event.

(4) Distribution of indebtedness, securities or assets. In case we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than common stock, rights or warrants referred to in paragraph (3) above, a dividend or distribution payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the next succeeding paragraph, and other than as a result of a fundamental change described in paragraph below), the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock plus the fair market value, as determined by our board of directors, whose determination in good faith will be, conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock.

This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, “current market price” of our common stock means the average of the closing sale prices of our common stock for the first 10 trading days from, and including, the first day that the common stock trades after such distribution has occurred.

In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock plus the fair market value,

determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to the conversion price under the preceding paragraph will occur at the earlier of:

•	the tenth trading day from, and including, the completion date of the spin-off and

•	the date of the completion of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash. In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days after the completion date of the spin-off. Also, for purposes of a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 trading days after the completion date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) Fundamental changes. For purposes of this paragraph (5), the term fundamental change means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our common stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each share of the convertible preferred stock outstanding immediately before that fundamental change occurred that remains outstanding after the fundamental change will have the right upon any subsequent conversion to receive, out of funds legally available, to the extent required by applicable law, the kind and amount of stock, other securities, cash and assets that the holder would have received if that share had been converted immediately prior to the fundamental change.

(6) Self-tender. In case we or any of our subsidiaries engages in a tender or exchange offer for all or any portion of our common stock that will expire, and such tender or exchange offer, as amended upon the expiration thereof, will require the payment to stockholders of consideration per share of our common stock having a fair market value, as determined by the board of directors, whose determination in good faith will be conclusive, that, as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer, as such time may be amended (the “expiration time”), exceeds the closing sale price per share of common stock as of the trading day next succeeding the expiration time, the conversion price shall be decreased so that it will equal the price determined by multiplying the conversion price in effect immediately prior to the expiration time by a fraction, the numerator of which will be the number of shares of common stock outstanding, including any tendered or exchanged shares, at the expiration time multiplied by the closing sale price per share of our common stock as of the trading day next succeeding the expiration time and the denominator of which will be the sum of:

•	the fair market value, determined as described above, of the aggregate consideration payable to stockholders based on the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of all shares of common stock validly tendered or exchanged and not withdrawn as of the expiration time, the shares of common stock deemed so accepted, up to any such maximum, being referred to as the purchased shares; and

•	the product of the number of shares of common stock outstanding, less any purchased shares, at the expiration time and the closing sale price per share of common stock as of the trading day next succeeding the expiration time;

such decrease to become effective as of the opening of business on the trading day next succeeding the expiration time. In the event that we are obligated to purchase shares of common stock pursuant to any such tender or exchange offer, but we are permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the conversion price will again be adjusted to be the conversion price that would then be in effect if such tender or exchange offer had not been made.

(7) Cash dividend or distribution. In case we pay a dividend or make a distribution in cash on our common stock, the conversion price in effect immediately before the close of business on the day that the common stock trades ex-distribution will be adjusted upon conversion by multiplying:

•	the conversion price by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution.

For the purpose of this paragraph, the “current market price” of our common stock means the average of the closing sale prices of our common stock for the period of five consecutive trading days after the common stock trades ex-distribution.

      Notwithstanding the foregoing, we will not be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect.

      In the event that, at any time as a result of the provisions of this section, the holders of shares of the convertible preferred stock upon subsequent conversion become entitled to receive any shares of our capital stock other than common stock, the number of those other shares so receivable upon conversion of shares of the convertible preferred stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.

      There will be no adjustment to the conversion price in the case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.

      We may, from time to time, reduce the conversion price by any amount for any period of time if the period is at least 20 days or any longer period required by law and if the reduction is irrevocable during the period, but the conversion price may not be less than the par value of our common stock. In any case in which this section requires that an adjustment as a result of any event become effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of the convertible preferred stock converted after that record date and before the occurrence of that event the additional shares of common stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of common stock.

      We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the conversion price, to provide written notice to the holders of shares of convertible preferred stock of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion price was determined and setting forth the revised conversion price.

      No fractional shares of common stock will be issued upon conversion of the convertible preferred stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of convertible preferred shares of any holder which are converted upon conversion at our option or any conversion at the option of holders, that holder will be entitled to receive an amount in cash equal to the same fraction of the closing price of shares of our common stock determined as of the second trading day immediately preceding the effective date of conversion.

      Our board of directors will have the power to resolve any ambiguity or, subject to applicable law, correct any error in this section, and its action in so doing will be final and conclusive.

Voting Rights

      Holders of the convertible preferred stock are not entitled to any voting rights except as required by law and as set forth below.

      So long as any shares of convertible preferred stock remain outstanding, we shall not, without the consent of the holders of at least two-thirds of the shares of convertible preferred stock outstanding at the time:

•	issue shares of or increase the authorized number of shares of any senior stock; or

•	amend our certificate of incorporation or the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, if the amendment would alter or change any power, preference or special right of the outstanding convertible preferred stock in any manner materially adverse to the interests of the holders thereof.

      Notwithstanding the foregoing, any increase in the authorized number of shares of common stock or convertible preferred stock or the authorization and issuance of junior stock or other parity stock, including those with voting or redemption rights that are different than the voting or redemption rights of the convertible preferred stock shall not be deemed to be an amendment that alters or changes such powers, preferences or special rights in any manner materially adverse to the interests of the holders of the convertible preferred stock.

      Any increase, decrease or change in the par value of any class or series of capital stock, including the convertible preferred stock, will not be deemed to be an amendment that alters or changes the powers, preferences and special rights of the shares of convertible preferred stock in any manner materially adverse to the interests of the holders of the convertible preferred stock.

      If and whenever six full quarterly dividends, whether or not consecutive, payable on the convertible preferred stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of the convertible preferred stock, voting together as a single class, will be entitled to elect those additional directors. In the event of such a non-payment, any holder of the convertible preferred stock may request that we call a special meeting of the holders of convertible preferred stock for the purpose of electing the additional directors and we must call such meeting within 20 days of request. If we fail to call such a meeting upon request, then any holder of convertible preferred stock can call such a meeting. If all accumulated dividends on the convertible preferred stock have been paid in full and dividends for the current quarterly dividend period have been paid, the holders of our convertible preferred stock will no longer have the right to vote on directors and the term of office of each director so elected will terminate and the number of our directors will, without further action, be reduced by two.

      In any case where the holders of our convertible preferred stock are entitled to vote, each holder of our convertible preferred stock will be entitled to one vote for each share of convertible preferred stock.

Change of Control Put

      For purposes of this section, “change of control” of our company means the occurrence of any of the following:

(1) any “person” or “group” (as such terms are used, in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of voting stock representing 50% or more of the total voting power of all of our outstanding voting stock; or

(2) we consolidate with, or merge with or into, another person (other than a wholly owned subsidiary) or we and/or one or more of our subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets (determined on a consolidated basis) to any person (other than to ourselves or a wholly owned subsidiary), other than any such transaction where immediately after such transaction the person or persons that “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) immediately prior to such transaction, directly or indirectly, voting stock representing a majority of the total voting power of all our outstanding voting stock “beneficially own or owns” (as so determined), directly or indirectly, voting stock representing a majority of the total voting power of the outstanding voting stock of the surviving or transferee person; or

(3) during any consecutive two year period, the Continuing Directors (as hereinafter defined) cease for any reason to constitute a majority of our board of directors; or

(4) we or our stockholders adopt a plan of liquidation or dissolution.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who was (1) a member of such board of directors on the date of original issuance of the convertible preferred stock or (2) nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

      If we undergo a change of control, each holder of shares of convertible preferred stock that remain outstanding after the change of control will have the right to require us to purchase, out of legally available funds, any outstanding shares of the holder’s convertible preferred stock at a purchase price per share equal to 100% of the liquidation preference of those shares, plus all accrued and unpaid and accumulated dividends, if any, to the date of purchase. This right of holders will be subject to our obligation to repay or repurchase any indebtedness or convertible preferred stock required in connection with a change of control and to any contractual restrictions then contained in our indebtedness. Our secured credit facilities prohibit us from paying, and the indenture governing our senior notes restricts our ability to pay, the purchase price of the convertible preferred stock in cash. When we have satisfied these obligations, we will so purchase all shares tendered upon a change of control.

      The purchase price is payable, at our option, in cash or in shares of our common stock at a discount of 5% from the market price of our common stock (i.e., valued at 95% of the market price of our common stock), or any combination thereof. If we pay for shares of the convertible preferred stock in common stock, no fractional shares of common stock will be issued; instead, we will round the applicable number of shares up to the nearest whole number of shares. We may pay such purchase price, whether in cash or in shares of our common stock, only if we have funds legally available for such payment and may pay such purchase price in shares of our common stock only if such shares are eligible for immediate sale in the public market either (i) by non-affiliates of ours absent a registration statement or (ii) pursuant to a registration statement that has become effective.

      The “market price” of our common stock means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the redemption date (if the third business day prior to the redemption date is a trading day or, if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the redemption date, of any event that would result in an adjustment to the conversion price of the convertible preferred stock, as described under “— Adjustments to the Conversion Price.”

      Holders of the convertible preferred stock will not have the foregoing put right if:

•	the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement thereof (in the case of a change of control under paragraph (1) above) or the period of 10 consecutive trading days ending immediately before the change of control (in the case of a change of control under paragraph (2), (3) or (4) above) shall equal or exceed 105% of the conversion price of the convertible preferred stock immediately after the later of the change of control and the public announcement thereof, or

•	100% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on The Nasdaq National Market, and as a result of the transaction, the convertible preferred stock becomes convertible solely into this capital stock.

      For purposes of the above paragraphs:

•	the term “capital stock” of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person; and

•	the term “voting stock” of any person means capital stock of such person which ordinarily has voting power for the election of directors, or persons performing similar functions, of such person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

      Within 30 days following any change of control, we will mail a notice by first class mail to each holder’s registered address describing the transaction or transactions that constitute the change of control and offering to purchase that holder’s convertible preferred stock on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed. Such notice will, among other things, state:

•	whether we will pay the purchase price of the convertible preferred stock in cash or shares;

•	if we elect to pay any portion of the purchase price in common stock, the amount of such portion and the method of calculating the number of shares of common stock; and

•	the instructions determined by us, consistent with this section, that a holder must follow in order to have its convertible preferred stock purchased.

      Because the valuation of our common stock is determined prior to, the purchase date, holders bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to the purchase date. Upon determination of the actual number of shares of common stock to be issued for each share of the convertible preferred stock in accordance with the foregoing provisions, we will promptly notify the holders of this information and will issue a press release and publish such information on our website.

      We intend to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable, in connection with the purchase of convertible preferred stock as a result of a change of control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.

      On the date scheduled for payment of the shares of convertible preferred stock, we will, to the extent lawful:

•	purchase all shares of convertible preferred stock properly tendered;

•	deposit with (i) DTC, with respect to shares held by DTC or the agent, or (ii) the transfer agent, with respect to shares held in certificated form, as applicable, an amount equal to the purchase price of the shares of convertible preferred stock so tendered; and

•	deliver or cause to be delivered to DTC or the transfer agent shares of convertible preferred stock so accepted together with an officers’ certificate stating the aggregate liquidation preference of the shares of convertible preferred stock being purchased by us.

      DTC or the transfer agent, as applicable, will promptly mail or deliver to each holder of shares of convertible preferred stock so tendered the applicable payment for those shares of convertible preferred stock, and the transfer agent will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new shares of convertible preferred stock equal in liquidation preference to any unpurchased portion of the shares of convertible preferred stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the purchase date for the purchase of shares of convertible preferred stock in connection with a change of control of our company.

      We will not be required to purchase any shares of convertible preferred stock upon the occurrence of a change of control if a third party makes an offer to purchase the convertible preferred stock in the manner, at the price, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of convertible preferred stock validly tendered and not withdrawn.

Legal Availability of Assets

      Under Delaware law, we may pay dividends on or redeem or repurchase the convertible preferred stock, whether in cash, in shares of our common stock or in a combination thereof, only if we have legally available assets in an amount at least equal to the amount of the relevant payment.

      Legally available assets means the amount of surplus. If there is no surplus, legally available assets also means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year. Our surplus is the amount by which our total assets exceed the sum of:

•	our total liabilities, including our contingent liabilities; and

•	the amount of our capital.

      When the need to make a determination of legally available assets arises, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law.

      As of December 31, 2003, the amount of our surplus was $136.2 million.

Registration Rights

      On November 24, 2003, we entered into a registration rights agreement with the initial purchasers of the convertible preferred stock. Under the registration rights agreement, we agreed to use our reasonable best efforts to:

•	file, on or before February 22, 2004, a shelf registration statement with the SEC on the appropriate form under the Securities Act to cover resales of the shares of convertible preferred stock and of common stock issued upon conversion of the shares of convertible preferred stock;

•	cause that registration statement to be declared effective, subject to some exceptions, on or before May 22, 2004; and

•	subject to certain “black-out” periods not to exceed 90 days in the aggregate in any consecutive 365-day period, use our reasonable best efforts to cause that registration statement to remain effective, subject to some exceptions, until the earlier of:

•	November 24, 2005; and

•	the date on which all shares of convertible preferred stock or common stock covered by that registration statement have been sold under that registration statement.

      We filed the registration statement of which this prospectus forms a part, which was declared effective by the required date. However, we cannot assure you that we will be able to keep effective the registration statement for the required period.

      Holders of shares of convertible preferred stock registrable under the registration rights agreement are required to deliver certain information to be used in connection with the shelf registration statement within the time periods indicated in the registration rights agreement in order to have their shares of convertible preferred stock or common stock into which the shares of convertible preferred stock may be converted included in the shelf registration statement.

      The certificate of designations for the convertible preferred stock provides that if the shelf registration statement ceases to be effective or usable in connection with resales of shares of convertible preferred stock and common stock during the periods specified in the registration rights agreement — we will refer to that event as a registration default — then we will pay to each holder of shares of convertible preferred stock registrable under the registration rights agreement, with respect to the first 90-day period immediately following the occurrence of a registration default, additional dividends on the convertible preferred stock computed by increasing the applicable dividend rate for the relevant period by 0.25% per year, which we will refer to as additional dividends. The applicable dividend rate will increase by an additional 0.25% per year with respect to any subsequent 90-day period, but in no event will the additional dividend rate exceed 1.00% per year in the aggregate regardless of the number of registration defaults, until all registration defaults have been cured. If, after the cure of all registration defaults then in effect, there is a subsequent registration default, the additional dividend rate for that subsequent registration default will initially be 0.25%, regardless of the additional dividend rate in effect with respect to any prior registration default at the time of the cure of that registration default and will increase as set forth in the preceding sentence. An amount equal to all accrued additional dividends will be payable to the holders entitled to those dividends, in the manner provided for the payment or accretion of dividends in the certificate of designations.

      This is a summary of some important provisions of the registration rights agreement. You may request a copy of the registration rights agreement by contacting us at our principal executive offices.

Transfer Agent

      The transfer agent, registrar, dividend disbursing agent and redemption agent for our shares of convertible preferred stock is Mellon Investor Services, LLC. Mellon Investor Services, LLC is also the transfer agent and registrar for our common stock.

Book-entry, Delivery and Form

      The shares of convertible preferred stock were issued in the form of global certificates held in book-entry form. DTC or its nominee will be the sole registered holder of the convertible preferred stock. Owners of beneficial interests in the convertible preferred stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the convertible preferred stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the convertible preferred stock under the global securities or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s partici-

pants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

      The depositary is the only registered holder of the shares of convertible preferred stock.

      Shares of convertible preferred stock that are issued as described below under “— Certificated Convertible Preferred Stock” will be issued in definitive form. Upon the transfer of convertible preferred stock in definitive form, such convertible preferred stock will, unless the global securities have previously been exchanged for convertible preferred stock in definitive form, be exchanged for an interest in the, global securities representing the liquidation preference of convertible preferred stock being transferred.

      Investors who purchased convertible preferred stock in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global certificate directly through Euroclear Bank S.A./ N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, societe anonyme, or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global certificate on behalf of their participants through their respective depositories, which in turn will hold such interests in the global certificate in the depositories’ names on the books of the depositary.

      Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a definitive certificate for any reason, including to sell certificates to persons in jurisdictions that require such delivery of such certificates or to pledge such certificates, such holder must transfer its interest in the global certificate in accordance with the normal procedures of the depositary and the procedures set forth in the certificate of designations.

      Cross-market transfers between the depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in the depositary in accordance with the depositary rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global certificate in the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global certificate from a depositary participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the depositary settlement date, and such credit or any interests in the global certificate settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global certificate by or through a Euroclear or Clearstream participant to a depositary participant will be received with value on the depositary settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in the depositary.

      A beneficial owner of book-entry shares of convertible preferred stock represented by a global certificate may exchange the shares for definitive, certificated shares of convertible preferred stock only if the conditions for such an exchange, as described under “—Certificated Convertible Preferred Stock,” are met.

      In this prospectus, references to actions taken by holders of shares of convertible preferred stock will mean actions taken by the depositary upon instructions from its participants, and references to payments and notices of redemption to holders of shares of convertible preferred stock will mean payments and notices of redemption to the depositary as the registered holder of the shares of convertible preferred stock for distribution to participants in accordance with the depositary’s procedures.

      In order to ensure that the depositary’s nominee will timely exercise a right conferred by the convertible preferred stock, the beneficial owner of that convertible preferred stock must instruct the broker or other direct or indirect participant through which it holds an interest in that convertible preferred stock to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the convertible preferred stock in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

      We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

      The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, share certificates are required to be printed and delivered. Additionally, we may decide to discontinue use of the system of book-entry transfers through the depositary or any successor depositary with respect to the shares of convertible preferred stock. In that event, certificates for the shares will be printed and delivered.

Certificated Convertible Preferred Stock

      The convertible preferred stock represented by the global securities is exchangeable for certificated convertible preferred stock in definitive form of like tenor to such convertible preferred stock if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice; or

•	we in our sole discretion at any time determine to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

      Any convertible preferred stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated convertible preferred stock issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate liquidation preferences to be registered in the name of the depositary or its nominee. In addition, such certificates will bear the legend contained in the certificate of designations for the convertible preferred stock (unless we determine otherwise in accordance with applicable law) subject, with respect to such convertible preferred stock, to the provisions of such legend.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the certificate of designations without charge from us. Requests for such documents should be addressed in writing or by telephone to the Corporate Secretary, General Cable Corporation, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, telephone (859) 572-8000.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

      The following discussion summarizes the material U.S. federal income tax consequences of the ownership of the preferred stock.

      This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions, as they currently exist as of the date of this prospectus, all of which are subject to change (possibly with retroactive effect) or different interpretations.

      This summary does not purport to address all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase the preferred stock, nor, except as expressly provided below, any tax consequences arising under other federal tax laws (e.g., estate and gift tax) or under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to special categories of investors, such as dealers in securities, banks, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the preferred stock as part of a straddle or conversion transaction, partnerships or other pass-through entities that purchase, own or dispose of our preferred stock, and holders subject to the alternative minimum tax.

      You are urged to consult your tax advisor as to the particular tax consequences of the purchasing, owning and disposing of our preferred stock, including the application and effect of U.S. federal, state, local and foreign tax laws.

Tax Considerations for U.S. Holders

U.S. Holders

      As used herein, the term “U.S. holder” means a holder of preferred stock or common stock received upon conversion of or in redemption of preferred stock (as the case may be) that for U.S. federal income tax purposes is any of the following:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation or other entity treated as a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof or therein;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust that either is subject to the supervision of a court within the U.S. and which has one or more U.S. persons with authority to control all substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

      The amount of any distribution with respect to our preferred stock or common stock will generally be treated as a dividend, taxable as ordinary income to the U.S. holder, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits are applied against and reduce the U.S. holder’s tax basis in the preferred stock or common stock, as the case may be. Amounts in excess of the U.S. holder’s tax basis are treated as capital gain. For the tax years 2003 through 2008, non-corporate U.S. holders generally should qualify for a maximum tax rate of 15% with respect to dividend income provided the U.S. holder satisfies holding period and other applicable requirements.

      If we pay dividends by delivering shares of our common stock to the transfer agent to be sold automatically on the U.S. holder’s behalf, we intend to treat such U.S. holder as receiving a dividend equal to the net cash proceeds received (which will equal the cash dividend otherwise payable). This position is not free from doubt and the Internal Revenue Service may treat such U.S. holder as (i) receiving a dividend equal to the fair market value of the common stock on the date received by the transfer agent (generally, the average of the high and low trading prices on the delivery date) and (ii) recognizing short-term capital gain loss equal to the difference between the amount of the net cash proceeds received and the U.S. holder’s adjusted tax basis in our common stock disposed (which, for this purpose, will equal the fair market value of our common stock on the date received by the transfer agent).

      The tax treatment of dividends with respect to the preferred stock that accrue but are not paid is not free from doubt. Under certain circumstances, a U.S. holder of preferred stock is required to take accrued dividends into account as constructive distributions at the time they accrue, rather than at the time they are paid. We intend to take the position that any accrued dividends on the preferred stock need not be treated as received by the U.S. holder until such accrued dividends are actually paid to such U.S. holder, and we will report to the Internal Revenue Service on that basis.

      Generally, a dividend distribution to a corporate U.S. holder will qualify for a 70% dividends-received deduction if the U.S. holder owns less than 20% of the voting power or value of our stock. However, section 246(c) of the Code disallows the dividends-received deduction in its entirety if the U.S. holder does not satisfy the applicable minimum holding period required for the stock for a period immediately before or immediately after such holder becomes entitled to receive each dividend on the stock. The length of time that a corporate U.S. holder is deemed to have held the stock for these purposes is reduced for periods during which the U.S. holder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Section 246A of the Code reduces the amount of the dividends-received deduction for a corporate U.S. holder that has incurred indebtedness directly attributable to its investment in the preferred stock.

      Under certain circumstances, section 1059(a) of the Code requires a corporation that receives an “extraordinary dividend” to reduce its stock basis by the non-taxed portion of such dividend and to recognize gain immediately to the extent the required reduction exceeds such stock basis. Generally, quarterly dividends that are not in arrears and that are paid to an original holder of the shares of preferred stock do not constitute extraordinary dividends under section 1059(c) of the Code. However, an “extraordinary dividend” would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders (or meets certain other requirements), without regard to either the relative amount of the dividend or the U.S. holder’s holding period for the preferred stock.

      Future adjustments (other than certain anti-dilution adjustments), if any, to the conversion rate of preferred stock may result in constructive distributions taxable as dividends to the U.S. holders of preferred stock to the extent of current and accumulated earnings and profits (as described above).

Sale, Exchange or Other Disposition

      Subject to the discussion below regarding the treatment of certain redemptions and the possible application of section 302, a U.S. holder of preferred stock or common stock will generally recognize gain or loss on the sale, exchange or other taxable disposition of preferred stock or common stock in an amount equal to the difference between the proceeds of such sale, exchange or other disposition (not including (a) redemption proceeds attributable to any accrued and unpaid dividends declared prior to the redemption and (b) in the case of any U.S. holder who sells after the record date and before the ex-dividend date, sale proceeds attributable to any accrued and unpaid dividends declared prior to the sale, which, in either case, will be taxable as dividend income to the U.S. holder if such amounts were not previously included as income) and such holder’s tax basis in such stock (generally the purchase price paid by the U.S. holder). This gain or loss will be long-term gain or loss if the U.S. holder’s holding period for the preferred stock or common stock is more than one year. The deductibility of losses may be limited. Non-corporate U.S. holders generally should qualify for a maximum tax rate of 15% with respect to long-term capital gain (20% for tax years after 2008).

      If preferred stock is redeemed partly or entirely for common stock at a time when there are dividends arrearages with respect to the preferred stock, the U.S. holder of the redeemed preferred stock will be treated as having received a distribution with respect to such preferred stock (taxable as described above) equal to the lesser of: (a) the excess, if any, of the fair market value of the common stock received over the issue price of the redeemed preferred stock (adjusted by any accrued dividends that, notwithstanding our view, are required to be taken into income prior to payment) and (b) the amount of the dividend arrearages to the extent not previously taken into income.

      If preferred stock is redeemed partly or entirely for common stock (whether or not there are dividend arrearages), a U.S. holder may not recognize loss, if any, but will be required to recognize gain, if any, equal to the lesser of (a) the excess of the cash received plus the fair market value of the common stock received (excluding the fair market value of any portion of such common stock taxable as a distribution (as described in the preceding paragraph)) over the U.S. holder’s tax basis in the redeemed preferred stock and (b) the amount of any cash received. Any such gain generally will be taxed in the same manner as gain from any other taxable sale or exchange (as described above). In such event, (a) a U.S. holder’s tax basis in any common stock received (other than as a distribution) will equal the holder’s tax basis in the redeemed preferred stock, increased by any gain recognized by such U.S. holder and decreased by the amount of any cash received in the redemption and (b) a U.S. holder’s holding period in any common stock received (other than as a distribution) will include the holding period of the redeemed preferred stock.

      Under section 302 of the Code, special rules may recharacterize as a dividend the proceeds of a redemption of preferred stock or common stock if the redemption is treated as economically equivalent to a dividend. Such a recharacterization is most likely to result where a U.S. holder has a significant percentage ownership in us (taking into account certain ownership attribution rules) and the redemption does not result in a meaningful reduction in such percentage interest. U.S. holders should consult their own advisors regarding the possible application of section 302 to them.

Conversion of the Preferred Stock

      A U.S. holder of preferred stock will generally not recognize gain or loss upon the conversion of preferred stock (other than in respect of any fractional shares) if the U.S. holder receives no cash upon conversion (other than in respect of any fractional shares). A converting U.S. holder that receives cash in respect of accrued and unpaid dividends that have not been declared generally will be taxable in the same manner as a U.S. holder whose preferred shares are redeemed partly for cash and partly for common shares (as discussed above).

      The receipt of cash or common stock in respect of accrued and unpaid dividends that have been declared would be treated as a distribution as described above. Similarly, although not free from doubt, the receipt of common stock in respect of accrued and unpaid dividends that have not been declared may also be treated as a distribution.

      A U.S. holder who receives cash in lieu of a fractional share will be treated as having received the fractional share and having exchanged it for cash in a transaction, subject to section 302 of the Code (typically resulting in capital gain or loss measured by the difference between the cash received and the U.S. holder’s basis in the fractional share unless such redemption is economically equivalent to a dividend).

      If a U.S. holder converts solely for common stock and cash in lieu of any fractional shares, such U.S. holder’s tax basis in the common stock, other than shares of common stock taxed as a distribution, will generally be equal to the tax basis of the preferred stock exchanged therefor (exclusive of any basis allocable to a, fractional share interest). The holding period for common stock received upon the conversion (other than as a distribution) will generally include the holding period of the preferred stock exchanged therefor.

Backup Withholding and Information Reporting

      Information reporting requirements generally will apply to certain U.S. holders with respect to dividends paid on, or, under certain circumstances, the proceeds of a sale, exchange or other disposition of, preferred stock or common. stock. Under the Code and applicable Treasury Regulations, a U.S. holder of preferred stock or common stock may be subject to backup withholding at a 28% rate with respect to dividends paid on, or the proceeds of a sale, exchange or disposition of, preferred stock or common stock unless such holder (a) is a corporation or comes within certain other exempt categories and, when required demonstrates this fact in the manner required, or (b) within a reasonable period of time, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U S. federal income tax liability (and may entitle the U.S. holder to a refund) provided that the required information is furnished to the Internal Revenue Service.

Tax Considerations for Non-U.S. Holders

Non-U.S. Holders

      As used herein, the term Non-U.S. holder means a holder of preferred stock or common stock received upon conversion of or in redemption of preferred stock (as the case may be) that, for U.S. federal income tax purposes, is a nonresident alien or a corporation, trust or estate that is not a U.S. holder.

Distributions

      Distributions that are dividends as described above generally will be subject to withholding of U.S. Federal income tax at a 30% rate (or at such lower rate that an applicable income tax treaty may specify). However, dividends that are effectively connected with a Non-U.S. holder’s conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated income tax rates (unless an applicable income tax treaty provides otherwise), but are not generally subject to the 30% withholding tax if the Non-U.S. holder files an IRS Form W-8ECI (or successor form) with the withholding agent. In addition, if a Non-U.S. holder receiving effectively connected dividends is a foreign corporation, such Non-U.S. holder may also be subject to the branch profits tax equal to 30% of its “effectively connected earnings and profits” as defined in the Code unless such Non-U.S. holder qualifies for a lower rate or an exemption under an applicable income tax treaty.

      A Non-U.S. holder that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements, including filing an IRS Form W-8BEN (or successor form) with the withholding agent. In addition, a Non-U.S. holder that claims the benefit of an income tax treaty rate may be required, in certain instances, to obtain a U.S. taxpayer identification number.

      Payments made through certain foreign intermediaries may be subject to additional rules.

Sale, Exchange or Other Disposition

      A Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on the sale, exchange or other taxable disposition of preferred stock or common stock (except to the extent such transaction is recharacterized as a dividend, as described above) unless:

(1) the gain is effectively connected with a U.S. trade or business of the Non-U.S. holder;

(2) the Non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year, of the disposition and meets other requirements; or

(3) we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the Non-U.S. holder’s holding period (the shorter period hereinafter referred to as the “lookback period”); provided that if our preferred stock or common stock is regularly traded on an established securities market, this rule generally will not cause any gain on the regularly traded class of stock to be taxable unless the Non-U.S. holder owned more than 5% of such stock at some time during the lookback period. We do not believe that we currently are a USRPHC and do not currently expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

      If a Non-U.S. holder falls under clause (1) above, such holder will be taxed on the net gain derived from a disposition under regular graduated U.S. Federal income tax rates (unless an applicable income tax treaty provides otherwise), and if such holder is a corporation, may also be subject to the branch profits tax equal to

30% of its “effectively connected earnings and profits” as defined in the Code (unless an applicable income tax treaty provides otherwise).

      If a Non-U.S. holder falls under clause (2) above, such holder may be subject to a flat 30% tax on the gain derived from the disposition.

      If a Non-U.S. Holder falls under clause (3) above, such holder generally will be taxed in the same manner described in clause (1) above except that the branch profits tax will not apply.

Conversion of the Preferred Stock

      Generally, no U.S. federal income tax or withholding tax will be imposed upon the conversion of preferred stock by a Non-U.S. holder (except to the extent that such transaction is characterized as a dividend, as described above). However, the receipt of cash in lieu of fractional shares may be subject to tax or withholding requirements.

U.S. Federal Estate Tax

      Preferred stock or common stock that is owned or treated as owned by an individual who is a Non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      A Non-U.S. holder of preferred stock or common, stock that fails to certify its Non-U.S. holder status under applicable U.S. Treasury Regulations or otherwise fails to establish an exemption under applicable U.S. Treasury Regulations may be subject to information reporting and backup withholding at a rate of 28% on payments of dividends and the proceeds from the sale, exchange or other disposition of preferred stock or common stock.

      Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. holder’s U.S. federal income tax liability, if any, if the Non-U.S. holder provides the required information to the Internal Revenue Service.

SELLING SECURITYHOLDERS

      We originally issued the preferred stock on November 24, 2003 in a private placement to UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, whom we refer to as the initial purchasers. The initial purchasers then resold the preferred stock in transactions not requiring registration under the Securities Act or applicable state securities laws to persons the initial purchasers reasonably believed to be “qualified institutional buyers”, as defined in Rule 144A under the Securities Act, in compliance with Rule 144A.

      This prospectus relates to:

•	resales of preferred stock; and

•	sales of common stock issued upon conversion of preferred stock,

by the selling securityholders as described below under “Plan of Distribution.” The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the registration rights granted in connection with the original issue of the preferred stock to afford the holders of the preferred stock the opportunity to sell their securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act. In order to take advantage of that opportunity, a holder of the preferred stock must provide information about itself and the securities it is selling as required under the Securities Act.

      The selling securityholders listed below and the beneficial owners of the preferred stock and their transferees, pledgees, donees or other successors, if not identified in this prospectus then so identified in supplements to this prospectus as required, are the selling securityholders under this prospectus. The following table sets forth information, as of a recent practicable date prior to the effectiveness of the registration statement of which this prospectus forms a part, with respect to the selling securityholders named below and the respective:

•	number of shares of preferred stock owned by each selling securityholder; and

•	number of shares of common stock issuable upon conversion of the preferred stock owned by each selling securityholder,

that may be offered pursuant to this prospectus together with the number of shares of common stock owned by each selling securityholder prior to this offering. This information was supplied to us by the selling securityholders named in the table and may change from time to time. Because the selling securityholders may offer all or some portion of these securities pursuant to this prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering.

      We believe that certain selling securityholders who have provided us with information with respect to preferred stock that they beneficially own have since transferred ownership of some or all of their preferred stock to third parties. We further believe that certain of these third parties subsequently have provided us with information that they beneficially own the same preferred stock. Accordingly, certain entities listed in the table below as selling securityholders may no longer own their preferred stock, and the table may indicate that other selling securityholders own the same preferred stock. In this regard, the table below indicates that the listed selling securityholders beneficially own preferred stock in an aggregate principal amount greater than the principal amount of preferred stock that we issued and sold to the initial purchasers. Nevertheless, only $2,070,000 principal amount of preferred stock are outstanding. See “Plan of Distribution,” below.

      Unless otherwise disclosed in the footnotes to the table below, no selling securityholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

      Each selling securityholder listed in the table below may, under this prospectus, from time to time offer and sell the number of shares of preferred stock listed in the table below opposite its name and/or the number of shares of common stock into which its shares of preferred stock may be converted. Prior to any use of this prospectus in connection with an offering of these securities by a beneficial owner not listed as a selling securityholder below or its transferee, pledgee, donee or other successor, this prospectus will be supplemented to set forth the name and information with respect to that person.

				Shares of
	Shares of	Percentage of	Shares of	Common Stock
	Preferred	Preferred Stock	Common	Owned Prior
Selling Securityholder	Stock(1)	Outstanding	Stock(2)	to this Offering

Aftra Health Fund(5)	4,100	*	20,491	Nil
Alexandra Global Master Fund, Ltd.	70,000	3.38%	349,860	Nil
Allstate Insurance Company(3)	40,000	1.93%	199,920	Nil
American AAdvantage Funds(6)	1,300	*	6,497	Nil
Argent Classic Convertible Arbitrage Fund L.P.(16)	5,400	*	26,989	Nil
Argent Classic Convertible Arbitrage Fund II, L.P.(16)	1,600	*	7,996	Nil
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	41,400	2.00%	206,917	Nil
Argent LowLev Convertible Arbitrage Fund Ltd.	23,400	1.13%	116,953	Nil
Arkansas Teachers Retirement(7)	34,155	1.65%	170,706	Nil
Astrazeneca Holdings Pension(9)	3,850	*	19,242	Nil
Aventis Pension Master Trust(6)	1,400	*	6,997	Nil
Baptist Health of South Florida(7)	4,720	*	23,590	Nil
Basso Holdings Ltd.	6,900	*	34,486	Nil
BNP Paribas Arbitrage	77,500	3.74%	387,345	Nil
Boilermaker-Blacksmith Pension Trust(6)	7,700	*	38,484	Nil
BP Amoco PLC Master Trust(12)	16,916	*	84,546	Nil
CALAMOS Convertible Portfolio – CALAMOS Advisors Trust(6)	1,000	*	4,998	Nil
CALAMOS Global Convertible Fund – CALAMOS Investment Trust(6)	4,200	*	20,991	Nil
CEMEX Pension Plan(6)	720	*	3,598	Nil
Context Convertible Arbitrage Fund, LP(8)	22,500	1.09%	112,455	Nil
DBAG London(3)(17)	46,045	2.22%	230,132	Nil
Delaware PERS(9)	12,225	*	61,100	Nil
Delta Pilots Disability and Survivorship Trust(6)	2,150	*	10,745	Nil
DKR Soundshore Opportunity Holding Fund Ltd.	3,500	*	17,493	Nil
DKR Soundshore Strategic Holding Fund Ltd.	2,100	*	10,495	Nil
Dorinco Reinsurance Company(6)	4,300	*	21,491	Nil
Engineers Joint Pension Fund(7)	3,165	*	15,818	Nil
Exis Holdings Ltd.	63,750	3.08%	318,622	Nil
Froley Revy Investment Convertible Security Fund(9)	1,075	*	5,372	Nil
Global Bermuda Limited Partnership	20,000	*	99,960	Nil
Goldman Sachs & Co.(4)	20,000	*	99,960	Nil
Grace Brothers, Ltd.(10)	10,000	*	49,980	Nil
Grace Convertible Arbitrage Fund, Ltd.(10)	10,000	*	49,980	Nil
HFR CA Global Select Master Trust Account(16)	9,160	*	45,781	Nil

				Shares of
	Shares of	Percentage of	Shares of	Common Stock
	Preferred	Preferred Stock	Common	Owned Prior
Selling Securityholder	Stock(1)	Outstanding	Stock(2)	to this Offering

High Yield Arbitrage Fund Trading Co. Ltd.	17,086	*	85,395	Nil
Hotel Union & Hotel Industry of Hawaii Pension Plan(12)	2,912	*	14,554	Nil
ICI American Holdings Trust(9)	2,825	*	14,119	Nil
ING VP Convertible Portfolio	1,500	*	7,497	Nil
Institutional Benchmarks Master Fund Ltd.(12)	17,710	*	88,514	Nil
Jefferies & Company Inc.(4)(12)	40,000	1.93%	199,920	Nil
J.P. Morgan Securities Inc.(4)	35,000	1.69%	174,930	1,222
KDC Convertible Arbitrage LP(3)(11)	95,500	4.61%	477,309	Nil
KDC Offshore Convertible Arbitrage Fund B.V.(3)(11)	32,000	1.55%	159,936	Nil
Knoxville Utilities Board Retirement System(6)	725	*	3,623	Nil
LDG Limited	6,630	*	33,136	Nil
Lexington Vantage Fund	1,440	*	7,197	Nil
LYXOR/ Silverado Fund Ltd.	21,775	1.05%	108,831	Nil
Macomb County Employees’ Retirement System(6)	1,650	*	8,246	Nil
McMahan Securities Co. L.P.(4)	72,500	3.50%	362,355	Nil
MSS Convertible Arbitrage I	330	*	1,649	Nil
Newport Alternative Income Fund	22,800	1.10%	113,954	Nil
Nicholas Applegate Capital Management U.S. Convertible Mutual Fund(7)	5,750	*	28,738	Nil
Nuveen Preferred and Convertible Income Fund JPC(9)	46,475	2.25%	232,282	Nil
Nuveen Preferred and Convertible Fund JQC(9)	60,775	2.94%	303,753	Nil
OCLC Online Computer Library Center Inc.(9)	400	*	1,999	Nil
Prudential Insurance Co. of America(9)	300	*	1,499	Nil
San Diego City Retirement(7)	6,855	*	34,261	Nil
San Diego County Convertible(7)	14,490	*	72,421	Nil
SCI Endowment Care Common Trust Fund – First Union(6)	200	*	999	Nil
SCI Endowment Care Common Trust Fund – National Fiduciary Services(6)	875	*	4,373	Nil
SCI Endowment Care Common Trust Fund – Suntrust(6)	450	*	2,249	Nil
Silver Convertible Arbitrage Fund, LDC(16)	15,000	*	74,970	Nil
Silverado Arbitrage Trading, Ltd.(13)	10,725	*	53,603	Nil
Silvercreek II Limited	59,000	2.85%	294,882	Nil
Silvercreek Limited Partnership	82,400	3.98%	411,835	Nil
Sphinx Convertible Arbitrage Fund SPC(12)	6,724	*	33,606	Nil
Sphinx Fund	6,825	*	34,111	Nil
SSI Blended Market Neutral L.P.(12)	7,760	*	38,784	Nil
SSI Hedged Convertible Market Neutral L.P. (12)	12,635	*	63,149	Nil

				Shares of
	Shares of	Percentage of	Shares of	Common Stock
	Preferred	Preferred Stock	Common	Owned Prior
Selling Securityholder	Stock(1)	Outstanding	Stock(2)	to this Offering

State of Oregon – Equity(9)	38,450	1.86%	192,173	Nil
Sunrise Partners Limited Partnership	50,000	2.42%	249,900	Nil
Syngenta AG(9)	2,125	*	10,620	Nil
The California Wellness Foundation(6)	2,250	*	11,245	Nil
The Dow Chemical Company Employees’ Retirement Plan(6)	13,880	*	69,372	Nil
The Fondren Foundation(6)	800	*	3,998	Nil
TQA Master Fund Ltd.	56,560	2.73%	282,686	Nil
TQA Master Plus Fund Ltd.	97,365	4.70%	486,630	Nil
UBS Securities LLC(4)(14)	256,150	12.37%	1,280,237	Nil
Union Carbide Retirement Account(6)	6,300	*	31,487	Nil
United Food and Commercial Workers Local 1262 and Employers Pension Fund(6)	3,400	*	16,993	Nil
Univar USA Inc. Retirement Plan(6)	1,700	*	8,496	Nil
Veritas Equity Long/ Short Fund LLC	400	*	1,999	Nil
Veritas Equity Long/ Short Fund Ltd.	600	*	2,998	Nil
Veritas High Yield Arbitrage Fund LLC(16)	9,270	*	46,331	Nil
Veritas High Yield Arbitrage Fund I LLC(16)	7,725	*	38,609	Nil
Veritas High Yield Arbitrage Fund II, LLC(16)	14,500	2.90%	72,471	Nil
Veritas High Yield Arbitrage Fund (Bermuda) Ltd.	59,950	*	299,630	Nil
Viacom Inc. Pension Plan Master Trust(12)	284	*	1,419	Nil
Wachovia Bank National Association(15)	113,750	5.50%	568,522	Nil
Wachovia Capital Markets LLC(4)(15)	3,500	*	17,493	Nil
Wake Forest University(7)	3,480	*	17,393	Nil
Windmill Master Fund, LP	15,000	*	74,970	Nil
Wyoming State Treasurer(7)	7,385	*	36,910	Nil
Xavex Capital Structure Arbitrage 1 Fund(16)	8,167	*	40,818	Nil
Xavex Convertible Arbitrage 2 Fund(16)	1,600	*	7,996	Nil
Xavex Convertible Arbitrage 7 Fund	18,680	*	93,362	Nil
Xavex Convertible Arbitrage 10 Fund(16)	1,600	*	7,996	Nil
Zurich Institutional Benchmarks Master Fund	13,570	*	67,822	Nil

*	Less than 1%

(1)	In each case, none of these securities were held prior to this offering.

(2)	Based on the shares of common stock originally issuable upon conversion of the preferred stock with fractions rounded down to the nearest whole share. The number of shares of common stock so issuable is subject to increase as a result of antidilution adjustments. No fractional shares of common stock will be issued upon conversion of the preferred stock. Instead of issuing fractional shares, the holder will be entitled to receive an amount in cash equal to the same fraction of the closing price of shares of our common stock delivered as of the second trading day immediately preceding the effective date of conversion. See “Description of the Preferred Stock — Conversion Rights” above.

(3)	Such selling securityholder is an affiliate of a broker-dealer. We have received assurances that such selling securityholder acquired the securities in the ordinary course of business and, at the time of its purchase of the securities, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(4)	Such selling securityholder is a broker-dealer and, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act.

(5)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Don Morgan.

(6)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Nick Calamos.

(7)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Horacio Valeiras.

(8)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Michael Rosen.

(9)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Anne Houlihan.

(10)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are Michael Brailove and Brad Whitmore.

(11)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Jeff Fachler.

(12)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are John Gottfurcht, Amy Jo Gottfurcht and George Douglas.

(13)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are Jeffrey Cohen and John Siebel.

(14)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are Richard Mauro, Cristy Baker, Keith Ackerman and Eric Yuan.

(15)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are Eric Grant and Eric Payton.

(16)	The selling securityholder has advised us that the natural persons having voting and dispositive power over the securities are Nathaniel Brown and Robert Richardson.

(17)	The selling securityholder has advised us that the natural person having voting and dispositive power over the securities is Dan Azzi.

      Only selling securityholders identified above who beneficially own the preferred stock set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the preferred stock or the underlying common stock by any holder not identified above, we will file a further post-effective amendment to the registration statement, of which this prospectus forms a part, to set forth the name and aggregate amount of the preferred stock beneficially owned by the selling securityholder intending to sell such preferred stock or the underlying common stock and the aggregate amount of preferred stock or the number of shares of the underlying common stock to be offered. The prospectus, as supplemented, will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

      The selling securityholders may from time to time directly sell their preferred stock and common stock issued upon conversion of their preferred stock directly to purchasers. Alternatively, the selling securityholders may from time to time offer these securities through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of these securities for whom they may act as agent.

      We cannot assure you that any selling securityholder will sell any or all of its securities under this prospectus or that any selling securityholder will not transfer, devise or gift its securities by means other than pursuant to the registration statement or this prospectus.

      The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities covered by this prospectus may be deemed to be “underwriters,” and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to some statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the selling securityholders are deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of The New York Stock Exchange pursuant to Rule 153 under the Securities Act.

      The securities offered hereby may be sold from time to time by, as applicable, the selling securityholders or, to the extent permitted, by pledgees, donees, transferees or other successors in interest including by disposal from time to time in one or more transactions through any one or more of the following, as appropriate:

•	a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of that exchange or transactions in the over-the-counter market;

•	in transactions otherwise than in the over-the-counter market;

•	through the writing of put or call options on the securities;

•	short sales of the securities and sales to cover the short sales;

•	the pledge of the securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the securities or interests therein;

•	the distribution of the securities by any selling securityholder to its partners, members or securityholders;

•	sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders or successors in interest or from the purchasers of the shares for whom they may act as agent; and

•	a combination of any of the above.

      In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

      Sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate.

      Upon being notified by a selling securityholder that any material arrangement has been entered into with an underwriter, broker, dealer or agent regarding the sale of securities covered by this prospectus, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling securityholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus forms a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

      To our knowledge, there are currently no agreements, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale by any selling securityholder of shares of common stock or preferred stock covered by this prospectus. Under the securities laws of some states, the securities may be sold only through registered or licensed brokers or dealers. The selling securityholders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for particular periods prior to the commencement of the distribution. All of the foregoing may affect the marketability of these securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

      Under the terms of the registration rights agreement, holders of securities covered by this prospectus, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We have also agreed to pay substantially all of the expenses in connection with the registration of the preferred stock and common stock issued upon conversion of the preferred stock other than underwriting discounts, if any, and commissions and transfer taxes, if any, relating to the sale or disposition by the selling securityholders of their securities covered by this prospectus.

      There is no public trading market for the shares of preferred stock and we do not intend to apply for listing of the shares of preferred stock on any national securities exchange or for quotation of the shares on any automated inter-dealer quotation system. No assurance can be given as to the liquidity of the trading market for the shares of preferred stock or that an active public market for those shares will develop. If an active market for the shares of preferred stock does not develop, the market price and liquidity of those shares may be adversely affected. If the shares of preferred stock are traded, they may trade at a discount from their initial offering price, depending on the market for similar securities, our performance and other factors.

LEGAL REPRESENTATION

      The validity of the securities have been passed upon for us by Blank Rome LLP, Philadelphia, Pennsylvania.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K, as of December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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